Exhibit 4.1:

DESCRIPTION OF COMMON STOCK

The following description summarizes the material terms of Hudson Technologies, Inc. (“Hudson”) common stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation, as amended, and amended and restated by-laws and to the applicable provisions of New York law.

Common Stock

Hudson is currently authorized to issue 100,000,000 shares of common stock, $0.01 par value per share.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of Hudson, the holders of common stock are entitled to share in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Hudson is also authorized to issue 5,000,000 shares of preferred stock. As of the date of this filing, there are 150,000 shares of preferred stock designated as Series A Convertible Preferred Stock and no shares of preferred stock outstanding. Hudson has no intent to issue any shares of its Series A Convertible Preferred Stock. The authorized preferred stock can be issued from time to time in one or more series. Our board of directors has the power, without shareholder approval, to issue shares of one or more series of preferred stock, at any time, for such consideration and with such relative rights, privileges, preferences and other terms as the board may determine, including terms relating to dividend rates, redemption rates, liquidation preferences and voting, sinking fund and conversion or other rights. The rights and terms relating to any new series of preferred stock could adversely affect the voting power or other rights of the holders of the common stock or could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of Hudson.

Anti-Takeover Considerations and Special Provisions of our Certificate of Incorporation and our By-laws

A number of provisions of both our certificate of incorporation, as amended, and our amended and restated by-laws concern matters of corporate governance and the rights of our shareholders. Our board of directors is divided into two classes. Each class is to have a term of two years, with the term of each class expiring in successive years, and is to consist, as nearly as possible, of one-half of the number of directors constituting the entire board. Under certain circumstances, at least two annual meetings of shareholders, instead of one, may be required to effect a change in a majority of our board of directors. The classification of our board into two separate classes could discourage, delay, or prevent a takeover of us thereby preserving control by the current shareholders. In addition, provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some shareholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by shareholders, even if such removal or assumption would be beneficial to our shareholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of shareholders, and could potentially depress the market price of our common stock.